SCHEDULE A

June 30, 2009

Via EDGAR

Tara Harkins, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Harkins:

Re:

Salamon Group, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2008, Filed April 15, 2009

Form 10-Q for the Quarter Ended March 31, 2009

File No. 000-50530

I am President of the Company and write this letter on behalf of the Company.  I wish to represent to you that:

1.

 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you require further information.

Regards,

Salamon Group, Inc.

Per:  /s/ John Salamon

John Salamon

President & C.E.O.